UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1. Reporting Issuer

CREO INC. (formerly Creo Products Inc.)
3700 Gilmore Way
Burnaby, B.C. V5G 4M1
(the "Company")

2. Date of Material Change

February 20, 2002

3. Press Release

Date of Issuance: February 21, 2002

Place of Issuance: Burnaby, B.C.

4. Summary of Material Change

Creo Products Inc. has amended its Articles of Incorporation to change its name to "Creo Inc."

5. Full Description of Material Change

Not applicable

6. Reliance on Section 85(2) of the Securities Act (British Columbia)/Section 118(2) of the Securities Act (Alberta)/Section 75(3) of the Securities Act (Ontario)

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officers

For further information contact:

Michael Graydon
Chief Financial Officer
3700 Gilmore Way
Burnaby, B.C. V5G 4M1

Telephone: (604) 451-2700
Facsimile: (604) 437-9891

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Burnaby, British Columbia this 25th day of February 2002.

CREO INC.

Per: "Paul Kacir"
(Authorized Signatory)

Paul Kacir, Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: March 1, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary